Exhibit 9.3
                                   -----------


                            ADMINISTRATION AGREEMENT

            AGREEMENT made this 14th day of May, 1997 by and between PURISIMA TOTAL RETURN FUND, a Delaware business trust (the "Trust"), and INVESTMENT COMPANY ADMINISTRATION CORPORATION, a Delaware Corporation (the "Administrator").

W I T N E S S E T H
-------------------

           WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940 (the "1940 Act"), and

           WHEREAS, the Trust wishes to retain the Administrator to provide certain administrative services in connection with the management of the operations of the portfolio of the Trust and the Administrator is willing to furnish such services:

           NOW THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

           1. Appointment. The Trust hereby appoints the Administrator to provide certain administrative services, hereinafter enumerated, in connection with the management of the portfolio operations for the period and on the terms set forth in this Agreement. The Administrator agrees to comply with all relevant provisions of the 1940 Act, applicable rules and regulations thereunder, and other applicable law.

           2. Services on a Continuing Basis. The Administrator will perform the following services as detailed on the attached Administrative Services list which would be daily, weekly or as otherwise appropriate.

           3. Responsibility of the Administrator. The Administrator shall be under no duty to take any action on behalf of the Trust or the portfolio except as set forth herein or as may be agreed to by the Administrator in writing. In the performance of its duties hereunder, the Administrator shall be obligated to exercise reasonable care and diligence and to act in good faith and to use its best efforts. Without limiting the generality of the foregoing or any other provision of this Agreement, the Administrator shall not be liable for delays or errors or loss of data occurring by reason of circumstances beyond the Administrator's control.

           4. Reliance Upon Instructions. The Trust agrees that the Administrator shall be entitled to rely upon any instructions, oral or written, actually received by the Administrator from the Board of Trustees of the Trust and shall incur no liability to the Trust or the investment adviser to any portfolio in acting upon such oral or written instructions, provided such instructions reasonably appear to have been received from a person duly authorized by the Board of Trustees of the Trust to give oral or written instructions on behalf of the Trust or any portfolio.

           5. Confidentiality. The Administrator agrees on behalf of itself and its employees to treat confidentially all records and other information relative to the Trust and portfolio and all prior, present or potential shareholders, except after prior notification to, and approval of release of information in writing by, the Trust, which approval shall not be unreasonably withheld where the Administrator may be exposed to civil or criminal contempt proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, or when so requested by the Trust or by a portfolio.

           6. Equipment Failures. In the event of equipment failures or the occurrence of events beyond the Administrator's control which render the performance of the Administrator's functions under this Agreement impossible, the Administrator shall take reasonable steps to minimize service interruptions and is authorized to engage the services of third parties to prevent or remedy such service interruptions.

           7. Compensation. As compensation for services rendered by the Administrator during the term of this Agreement, the Administrator shall receive a monthly fee at the annual rate of 0.10% of the first $200 million of average daily net assets, 0.05% of the next $300 million of such net assets, and 0.03% thereafter, with a minimum fee of $40,000 annually per portfolio, $15,000 for each additional class.

           8. Indemnification. The Trust and portfolio agree to indemnify and hold harmless the Administrator from all taxes, filing fees, charges, expenses, assessments, claims and liabilities (including without limitation, liabilities arising under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, and any state and foreign securities laws, all as amended from time to time) and expenses, including (without limitation) reasonable attorneys fees and disbursements, reasonably arising directly or indirectly from any action or thing which the Administrator takes or does or omits to take or do at the request of or in reliance upon the advice of the Board of Trustees of the Trust, provided that the Administrator will not be indemnified against any liability to a portfolio or to shareholders (or any expenses incident to such liability) arising out of the Administrator's own willful misfeasance, bad faith, negligence or reckless disregard of its duties and obligations under this Agreement. The Administrator agrees to indemnify and hold harmless the Trust and each of its Trustees from all claims and liabilities (including without limitation, liabilities under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, and any state and foreign securities laws, all as amended from time to time) and expenses, including (without limitation) reasonable attorneys fees and disbursements, arising directly or indirectly from any action or thing which the Administrator takes or does or omits to take or do which is in violation of this Agreement or not in accordance with instructions properly given to the Administrator, or arising out of the Administrator's own willful misfeasance, bad faith, negligence or reckless disregard of its duties and obligations under this Agreement.

           9. Duration and termination. This Agreement shall continue until termination by the Trust on behalf of any portfolio (by resolution of the Board of Trustees) or the Administrator on 60 days' written notice to the other party. All notices and other communications hereunder shall be in writing.

           10. Amendments. This Agreement or any part hereof may be changed or waived only by instrument in writing signed by the party against which enforcement of such change or waiver is sought, provided such amendment is specifically approved by the Board of Trustees of the Trust.

           11. Miscellaneous. This Agreement embodies the entire agreement and understanding between the parties thereto with respect to the services to be performed hereunder, and supersedes all prior agreements and understandings, relating to the subject matter hereof. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect. This Agreement shall be deemed to be a contract made in California and governed by California law. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement will not be affected thereby. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors.



           IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below on the date first written above.


           By:/s/ Sherrilyn Fisher
              -----------------------
           Name: Sherrilyn Fisher
           Title: Secreary



           INVESTMENT COMPANY ADMINISTRATION CORPORATION

           By:/s/ Eric Banhazl
              ------------------------
           Name: Eric Banhazl
           Title: Exec. V.P.